Banco Votorantim Securities, Inc.
(A Wholly-Owned Subsidiary of Banco Votorantim SA)
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$ 12,366,426
Due from clearing broker	1,236,016
Fixed assets, net of accumulated depreciation	
of $433,062	89,649
Due from Parent	27,350
Other assets	166,314
Total assets	$ 13,885,755

Liabilities and Stockholder's Equity
Liabilities

Accounts payable and accrued expenses	$ 1,659,576
Deferred benefit plans payable	1,233,753
Total liabilities	2,893,329

Commitment

Stockholder's equity

Common stock, $1 par value, 22,000,000 shares	
authorized, issued and outstanding	22,000,000
Accumulated deficit	(11,007,574)
Total stockholder's equity	10,992,426
Total liabilities and stockholder's equity	$ 13,885,755

The accompanying notes are integral part of these financial statements.